EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED OP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date ended
	June 16, 2006	June 17, 2005
Income (loss) from continuing operations before income taxes	$155	$118
Add (deduct):
Fixed charges	237	266
Capitalized interest	(2)	(2)
Amortization of capitalized interest	3	3
Minority interest in consolidated affiliates	7	6
Equity in (earnings) losses related to certain 50% or less owned affiliates	5	1
Distributions from equity investments	2	1
Distributions on preferred OP units	(10)	(15)
Issuance costs of redeemed preferred units	(6)	(4)

Adjusted earnings	$391	$374

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$198	$224
Capitalized interest	2	2
Distributions on preferred OP units	10	15
Portion of rents representative of the interest factor	21	21
Issuance costs of redeemed preferred units	6	4

Total fixed charges and preferred unit distributions	$237	$266

Ratio of earning to fixed charges and preferred OP unit distributions	1.6	1.4